

Robotti
Value Investors

Robotti Securities, LLC
60 East 42nd Street, Suite 3100
New York, NY 10165-0057
www.robotti.com

February 28, 2022

Securities & Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Ms. Sandy Sadwin
Securities & Exchange Commission
New York Regional Office
Brookfield Place
200 Vesey Street, Suite 400
New York, NY 10281-1022

Re: Robotti Securities, LLC (CRD#13251) 2021 Annual Audited Financial Statements

Via: Edgar Portal – electronically filed

Dear Sir or Madam,

As required, enclosed please find two copies of the 2021 audited financial statements ("2021 Annual Audit Report") for Robotti Securities, LLC. In addition, we are herewith submitting a copy of our 2021 audited Statement of Financial Condition so that our 2021 Annual Audited Report will be treated confidentially. Accordingly, each page of our 2021 Annual Audit Reports enclosed herein, is marked "Confidential."

In addition, corresponding to the Facing page checklist, I am also including the SIPC Supplemental Report.

If you have any questions, please do not hesitate to contact me at 646 442-6726.

Sincerely,

Erwin Mevorah
Chief Financial Officer

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Robotti Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 East 42nd Street Suite 3100
(No. and Street)

New York	NY	10165
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erwin Mevorah	646 442-6726	emevorah@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

11/2/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Robotti _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robotti Securities, LLC _____, as of 12/31 _____, 2021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN KAPLAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA6052215
Qualified in Rockland County
My Commission Expires December 11, 2022

Signature: _____

Title: _____
President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
CONFIDENTIAL PURSUANT TO RULE 17a-5(e) (3)
YEAR ENDED DECEMBER 31, 2021



ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS





Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Robotti Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Robotti Securities, LLC as of December 31, 2021, and the related statements of operations and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Robotti Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Robotti Securities, LLC's management. Our responsibility is to express an opinion on Robotti Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Robotti Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



"Citrin Cooperman" is the brand under which Citrin Cooperman & Company, LLP, a licensed independent CPA firm, and Citrin Cooperman Advisors LLC serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure. Citrin Cooperman is an independent member of Moore North America, which is itself a regional member of Moore Global Network Limited (MGNL).



Auditor's Report on Supplemental Information

The supplemental information contained in the Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Computation for the determination of the reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of Robotti Securities, LLC's financial statements. The supplemental information is the responsibility of Robotti Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Robotti Securities, LLC's auditor since 2007.
White Plains, New York
February 25, 2022



ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 2,803,889
Commissions receivable	19,026
Placement fee receivable	12,087
Securities owned, at fair value	431,118
Prepaid expenses and other assets	37,883
Deposit held at clearing broker	100,000
Furniture and equipment, less accumulated depreciation of $57,804	11,259
TOTAL ASSETS	**$ 3,415,262**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to clearing broker	$ 2,180,889
Accrued compensation costs	241,124
Accounts payable, accrued expenses, and other liabilities	122,692
Due to Parent and other related parties	50,820
Total liabilities	2,595,525
Commitments and contingencies (Notes 3, 4, 5, 6 and 7)	
Member's equity	819,737
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 3,415,262**

See accompanying notes to financial statements.


CONFIDENTIAL

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:	
Commissions	$ 1,007,136
Research and sales services - affiliate	193,858
Trading and investment gain, net	138,834
Placement fees - affiliate	54,965
Other revenues	193,306
Total revenues	1,588,099
Expenses:	
Non-commission compensation costs, including benefits and payroll taxes	955,748
Commissions and fees	349,711
Clearance and execution	229,042
Occupancy	196,994
Professional fees	117,908
Quotation and exchange	88,429
Regulatory and related costs	44,438
Telecommunications	16,803
Depreciation	6,059
Office and other operating expenses	72,573
Total expenses	2,077,705
Loss before income tax benefit	(489,606)
Income tax benefit	4,212
Net loss	(485,394)
Member's equity – beginning	730,131
Contributions from Parent	575,000
MEMBER'S EQUITY – ENDING	$ 819,737

See accompanying notes to financial statements.



ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net loss	$ (485,394)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	6,059
Changes in assets and liabilities:	
Commissions receivable	(8,397)
Placement fee receivable	(12,087)
Securities owned, at fair value	(128,023)
Prepaid expenses and other assets	6,717
Due to clearing broker	2,180,889
Accrued compensation costs	139,150
Accounts payable, accrued expenses, and other liabilities	43,442
Due to Parent and other related parties	(63,795)
Net cash provided by operating activities	1,678,561
Cash used in investing activities:	
Purchase of fixed assets	(2,548)
Cash provided by financing activities:	
Contributions from Parent	575,000
Net increase in cash and cash equivalents	2,251,013
Cash and cash equivalents and restricted cash - beginning	652,876
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH – ENDING	$ 2,903,889
Cash and cash equivalent and restricted cash consist of the following:	
Cash and cash equivalents	$ 2,803,889
Deposit held at clearing broker	100,000
Total cash and cash equivalents and restricted cash	$ 2,903,889

See accompanying notes to financial statements.


CONFIDENTIAL

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 1.   **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Robotti Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company under the laws of the state of New York. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company provides brokerage services to both institutional and individual investors. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions as well as securities research.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis. In addition, any corresponding receivables and payables for trades that have not settled, if any, are recorded in the statement of financial condition as a net receivable or payable.

Marketable securities are stated at fair value.

Revenue Recognition

The Company recognized revenue in accordance with Financial Accounting Standards Board ("FASB") Topic 606, *Revenue from Contracts with Customers*. This requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance, and (e) recognize revenue when (or as) the entity satisfies a performance



NOTE 1.   **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Revenue Recognition (Continued)

obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns commission revenue by acting primarily as an agent on behalf of customers. The Company's performance obligations in such situations consist of trade execution and clearing services and are satisfied on the date (the "Trade Date") the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. Commissions are paid to the Company on the date the trade actually settles, generally two days after the Trade Date. Accordingly, commission revenues and a corresponding receivable are recorded on the Trade Date.

Under commission sharing programs, the Company is a recipient of payments from institutional clients whereby a portion of the commissions otherwise paid by such clients to other executing brokers are allocated to the Company. The Company generally recognizes such amounts in the period in which it receives notification of such discretionary allocation by the institutional client and is included in Other revenues on the statement of operations and changes in member's equity.

The Company earns revenues from various related parties, as further discussed in Note 3 to the financial statements.

Concentration of Credit Risk

The Company maintains cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. In addition, the Company maintains its securities and a portion of its cash at its clearing broker. These assets maintained at the clearing broker are subject to the credit risk of the clearing broker.


CONFIDENTIAL

NOTE 1.   **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

<u>Furniture and Equipment</u>

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which are generally five years.

<u>Income Taxes</u>

The Parent is a corporation with S corporation status and the Company is a single-member limited liability company that is treated, to the extent permitted by law, as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not generally record a provision for federal and state income taxes. The city of New York ("NYC") does not recognize S corporation status and the Company's results are included in the Parent's NYC tax return. Accordingly, the Company will recognize its share of the NYC tax expense incurred by the Parent. To the extent that the Company is confident of the ultimate realization of any NYC net operating loss ("NOL") available to the Parent, it will record its pro-rata share of any such NOL. In addition, the state of California imposes a tax on limited liability companies which is computed on a standalone basis and is included in the Company's statement of operations and changes in member's equity.

<u>Cash and Cash Equivalents and Restricted Cash</u>

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank as well as cash and money market funds held in the Company's accounts at its clearing broker. The Company classifies its deposit that is held at its clearing broker as restricted cash on the statement of cash flows.

<u>Major Customers</u>

During 2021, three of the Company's customers each accounted for more than 10% of the Company's commission revenue. In aggregate, these customers accounted for approximately 59% of total commission revenue. Each of these entities is related to the Company by common ownership, management, or employment.

<u>Uncertain Tax Positions</u>

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.



NOTE 1.   **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1] and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.



NOTE 1.   **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Credit Losses on Financial Instruments

The credit loss methodology, Current Expected Credit Losses ("CECL"), as provided for in Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses* (Topic 326), requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, cash and cash equivalents, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at cost (e.g., cash and cash equivalents, commission receivables, and due from other broker), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Subsequent Events

The Company has evaluated subsequent events occurring through February 25, 2022, the date on which these financial statements were issued. In January 2022, the Company received $100,000, as a capital contribution from Parent.

NOTE 2.   **FURNITURE AND EQUIPMENT**

Furniture and equipment at December 31, 2021, consisted of the following:

Furniture and equipment	$ 69,063
Less: accumulated depreciation	(57,804)
Furniture and equipment, net	$ 11,259

Depreciation expense for the year ended December 31, 2021, amounted to $6,059.

NOTE 3.   **RELATED-PARTY TRANSACTIONS**

Insurance Services

Certain insurance brokerage services are provided by an entity that is owned by a family member of an officer of the Company. This officer is also the indirect majority member of the Company. During the year ended December 31, 2021, the Company incurred approximately $11,000 of expenses related to insurance premiums due to non-affiliated third-party insurance companies for services brokered by this related party.



NOTE 3.   **RELATED-PARTY TRANSACTIONS (CONTINUED)**

Commission Income

For the year ended December 31, 2021, the Company earned commission income totaling approximately $680,000 from several entities related to the Company by common ownership, management, or employment. Such revenue amounted to approximately 68% of total commission income earned by the Company in 2021. In addition to the aforementioned commission income, the Company is the introducing broker-dealer for a pooled investment vehicle (the "Fund") affiliated with the Company. The securities owned by the Fund are primarily held at the Company's clearing broker. The Fund's trading activity is executed primarily in foreign markets and the Company assists the Fund in ensuring that all security transactions held at the clearing broker clear are properly posted in the Fund's account. The Company will usually utilize a local market broker ("Local Broker") to execute the Fund's security transactions in foreign markets and passes on to the Fund, without mark-up, direct costs received from the clearing broker for such services. In most instances, the Local Broker will charge a commission on trades executed for the Fund, without any further markup by the Company. On occasion, with regard to certain Fund trades (the "Trades"), the Company will charge the Fund a commission in excess of the amount charged by the Local Broker or will execute a trade for the Fund in the United States. In 2021, the Company earned less than $100 in commissions for Trades executed and the Company remitted, commissions, if any, due to the Local Brokers.

Advances

Advances to or from Robotti & Company Advisors, LLC ("Advisors"), an affiliated company, or the Parent are non-interest bearing and have no specified repayment dates. Advances can be in the form of actual cash advances between these entities or the payment of expenses by one entity on behalf of the other.

Expense Sharing Arrangements

Pursuant to a cost sharing agreement (the "Agreement") between the Parent, the Company and Advisors, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company, the Parent, Advisors, and certain other affiliates of the Parent (the Parent, Advisors, and other affiliates are collectively referred to as the "Affiliates"). In addition, pursuant to the Agreement, the Company acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Affiliates. Allocated Costs generally consist of salaries and related benefits paid for shared



NOTE 3.   **RELATED-PARTY TRANSACTIONS (CONTINUED)**

Expense Sharing Arrangements (Continued)

personnel, as well as certain other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Affiliates are based on the estimated amount of time spent by employees on behalf of the Company and the Affiliates. In addition, the Agreement provides that the allocation of other overhead costs be based primarily on the estimated usage of such services by the Company and the Affiliates. Total Allocated Costs charged to the Company by the Parent in 2021, and included in the accompanying statement of operations and changes in member's equity, amounted to approximately $757,000. Total Allocated Costs charged by the Company to the Affiliates in 2021 amounted to approximately $58,000 and have been recorded as a reduction of the expenses that they relate to.

Securities Owned

Included in "Securities owned, at fair value" in the accompanying statement of financial condition is approximately $2,400 of securities of a company in which an officer of the Company serves as a director.

Research Services - Affiliate

The Agreement provides that specified compensation costs ("Advisor Compensation Costs") of certain employees who provide research and sales services that benefit Advisors are charged to the Company. Pursuant to the Agreement and in consideration of the Company paying the Advisor Compensation Costs, Advisors has agreed to pay the Company a 25% markup on such costs.

In 2021, such revenue to the Company amounted to approximately $194,000.

Execution Services for Wrap Fee Accounts

Certain customers ("Wrap Customers") of Advisors have entered into wrap fee arrangements with Advisors. In such arrangements, customers are charged by Advisors a single asset-based fee ("Wrap Fee") for both advisory and trade execution services. While Advisors provides the advisory services for these accounts, the Company provides the trade execution services. In consideration of the services provided by the Company to Wrap Customers, Advisors and the Company have agreed that Advisors would allocate a portion of the Wrap Fee to the Company using an agreed-upon percentage that will be re-evaluated each year based on applicable costs and trade volume. Total Wrap Fees allocated to the Company in 2021 amounted to approximately $25,000 and are included in "Commissions" in the accompanying statement of operations and changes in member's equity.


CONFIDENTIAL

Note 3.   **RELATED-PARTY TRANSACTIONS (CONTINUED)**

Placement Services

The Company has entered into placement agent agreements (each a "Placement Agreement") with the general partner or the managing member, as the case may be, and the investment adviser (together, the "Managers"), of certain pooled investment vehicles affiliated with the Company, to act as placement agent for interests in such vehicles.

In one Placement Agreement, as compensation for these services, the managing member has agreed to pay the Company a placement fee of 35% percentage of management fee and incentive allocations earned by the Managers relating to interests in the vehicle placed by the Company. In 2021, such revenue to the Company amounted to approximately $33,000.

In the remaining Placement Agreements, each Manager has agreed to pay a placement fee to the Company equaling the compensation due to the Company's employees for providing such services, plus a markup ranging from 5% to 25%. The amount due employees is based on a percentage of management fee and incentive allocations earned by the Managers relating to interests in the vehicles placed by the Company. In 2021, such revenue related to these Placement Agreements amounted to approximately $22,000.

NOTE 4.   **CONTINGENCIES**

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2021, management believes that the aggregate liability or benefit which may result from these proceedings will not be material to the Company's financial position or operating results.

COVID-19 Pandemic

The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. The impact could affect the Company's business and results of operations. There were no disruptions to business during 2021 or anticipated disruptions in the future to the operations of the business as result of the pandemic. The Company is continually monitoring the circumstances surrounding COVID-19, as well as the economic and market conditions to determine any future potential effects on operations.



NOTE 5.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate Indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2021, the Company had net capital of $499,369, which exceeded the Company's minimum net capital requirement of approximately $173,000. The Company's percentage of aggregate indebtedness to net capital was 519.76% as of December 31, 2021.

In 2021, the Company received capital contributions from the Parent amounting to $575,000. The Parent has stated its intent to provide capital, if needed, to support regulatory net capital requirements and operations through February 28, 2023.

NOTE 6.   **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to its clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker and by requiring customers to deposit additional collateral or reduce positions when necessary. From time to time, the Company will hold positions of securities sold but not yet purchased ("short positions"). The value of short positions are collateralized by marketable securities and cash held by the clearing broker. When entering into such transactions, the Company will be obligated to purchase the securities at a future date and will incur a loss if the market value of the security subsequently increases prior to the Company closing its position. At December 31, 2021, the Company did not hold any short positions.



NOTE 7.   **EMPLOYEE BENEFIT PLAN**

The Parent adopted a 401(k) plan (the "401(k)") that will cover employees of the Company. The 401(k) permits an employer discretionary match to the plan based on either employee earnings or employee contributions to the plan. The Parent will allocate to the Company its share of the employer matching contribution, if any. In 2021, the Company incurred approximately $11,000 for its share of an employer match. There was no funding of an employer match with regard to 2021, as of December 31, 2021.

NOTE 8.   **FAIR VALUE MEASUREMENTS & STRATEGIC ADVISORY AGREEMENT**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a)   Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c)   Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).



NOTE 8.   **FAIR VALUE MEASUREMENTS (CONTINUED)**

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds:					
Held at clearing broker	$ 35,444	$ -	$ -	$ 35,444	(a)
Held at bank	1,301	-	-	1,301	(a)
Total money market funds	36,745	-	-	36,745	
Equity securities owned, at fair value:					
Consumer discretionary	-	9,900	142,150	152,050	(a)
Energy	85,156	-	-	85,156	(a)
Health care	-	54	-	54	(a)
Industrials	-	148	-	148	(a) (c)
Materials	108,563	-	-	108,563	(a)
Real estate	-	-	199	199	(a)
Transportation & shipping	84,948	-	-	84,948	(a)
Total equity securities owned, at fair value	278,667	10,102	142,349	431,118	
Total money market funds and securities owned	$ 315,412	$10,102	$142,349	$ 467,863	

Money market funds, as well as long equity securities included in Level 1, are valued at quoted market prices. Equity securities that have limited market activity are grouped in Level 2 and are valued at the quoted market prices.

The Company holds shares in a non-public consumer discretionary company (the "Portfolio Company"). Utilizing market comparable companies, the Company's shares of the Portfolio Company are valued at approximately $142,000 at December 31, 2021, and are included in Level 3 assets in the table above. In 2021, pursuant to an agreement (the "Consulting Agreement") with the Portfolio Company, the Company has been employed as its financial and strategic advisor and received a non-refundable engagement fee (the


CONFIDENTIAL

NOTE 8.   **FAIR VALUE MEASUREMENTS (CONTINUED)**

"Engagement Fee") of $10,000. This amount is included in "Accounts payable, accrued expenses and other liabilities" on the statement of financial condition at December 31, 2021. As provided for in the Consulting Agreement, should a transaction to acquire this entity, or substantially all of its assets occur, the Company will receive a transaction fee based on the consideration received by the Portfolio Company and the Engagement Fee will be credited against such amount.



SUPPLEMENTAL INFORMATION



ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL

Capital:	
Member's equity	$819,737
Non-allowable assets:	
Security not readily marketable	229,723
Prepaid expenses and other assets	45,096
Furniture and equipment, net	11,259
Total non-allowable assets	286,078
Net capital before haircuts on securities positions	533,659
Haircuts on securities positions	34,290
NET CAPITAL	499,369
Minimum net capital	173,035
Excess net capital	$326,334
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$239,817

MINIMUM NET CAPITAL REQUIREMENT

Total aggregate indebtedness ("AI") from statement of financial condition	$2,595,525
One-fifteenth of AI	$173,035
Statutory minimum net capital required	$100,000
Minimum net capital, the greater of one-fifteenth of AI or the statutory minimum	$173,035
Percentage of AI to net capital	519.76%

No material differences existed between the above computation of net capital and the Company's computation included in its unaudited December 31, 2021, FOCUS report.

See report of independent registered public accounting firm.



ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
DECEMBER 31, 2021

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is subject to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2021.

See report of independent registered public accounting firm.





Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Robotti Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to Securities and Exchange Commission Rule 17a-5(d)(4), in which (1) Robotti Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Robotti Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Robotti Securities, LLC stated that Robotti Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

Robotti Securities, LLC is also filing this Exemption Report because Robotti Securities, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to providing research. In addition, Robotti Securities, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Robotti Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Robotti Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Robotti Securities, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

White Plains, New York
February 25, 2022

CONFIDENTIAL

"Citrin Cooperman" is the brand under which Citrin Cooperman & Company, LLP, a licensed independent CPA firm, and Citrin Cooperman Advisors LLC serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure. Citrin Cooperman is an independent member of Moore North America, which is itself a regional member of Moore Global Network Limited (MGNL).



Robotti Securities, LLC
60 East 42nd Street, Suite 3100
New York, NY 10165-0057
www.robotti.com

Robotti Securities, LLC
Exemption Report

Robotti Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the calendar year ending December 31, 2021 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) Providing Research, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Robotti Securities, LLC

I, Robert Robotti, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Signature: _____
Name: Robert Robotti
Title: Chief Executive Officer

February 8, 2022



ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2021

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Robotti Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robotti Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Robotti Securities, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Robotti Securities, LLC's management. Our responsibility is to express an opinion on Robotti Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Robotti Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Robotti Securities, LLC's auditor since 2007.
White Plains, New York
February 25, 2022

"Citrin Cooperman" is the brand under which Citrin Cooperman & Company, LLP, a licensed independent CPA firm, and Citrin Cooperman Advisors LLC serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure. Citrin Cooperman is an independent member of Moore North America, which is itself a regional member of Moore Global Network Limited (MGNL).

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 2,803,889
Commissions receivable	19,026
Placement fee receivable	12,087
Securities owned, at fair value	431,118
Prepaid expenses and other assets	37,883
Deposit held at clearing broker	100,000
Furniture and equipment, less accumulated depreciation of $57,804	11,259
TOTAL ASSETS	**$ 3,415,262**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to clearing broker	$ 2,180,889
Accrued compensation costs	241,124
Accounts payable, accrued expenses, and other liabilities	122,692
Due to Parent and other related parties	50,820
Total liabilities	2,595,525
Commitments and contingencies (Notes 3, 4, 5, 6 and 7)	
Member's equity	819,737
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 3,415,262**

See accompanying notes to financial statement.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Robotti Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company under the laws of the state of New York. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company provides brokerage services to both institutional and individual investors. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions as well as securities research.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis. In addition, any corresponding receivables and payables for trades that have not settled, if any, are recorded in the statement of financial condition as a net receivable or payable.

Marketable securities are stated at fair value.

Revenue Recognition

The Company recognized revenue in accordance with Financial Accounting Standards Board ("FASB") Topic 606, *Revenue from Contracts with Customers*. This requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance, and (e) recognize revenue when (or as) the entity satisfies a performance

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

NOTE 1.   **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Revenue Recognition (Continued)

obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns commission revenue by acting primarily as an agent on behalf of customers. The Company's performance obligations in such situations consist of trade execution and clearing services and are satisfied on the date (the "Trade Date") the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. Commissions are paid to the Company on the date the trade actually settles, generally two days after the Trade Date. Accordingly, commission revenues and a corresponding receivable are recorded on the Trade Date.

Under commission sharing programs, the Company is a recipient of payments from institutional clients whereby a portion of the commissions otherwise paid by such clients to other executing brokers are allocated to the Company. The Company generally recognizes such amounts in the period in which it receives notification of such discretionary allocation by the institutional client.

The Company earns revenues from various related parties, as further discussed in Note 3 to the financial statement.

Concentration of Credit Risk

The Company maintains cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. In addition, the Company maintains its securities and a portion of its cash at its clearing broker. These assets maintained at the clearing broker are subject to the credit risk of the clearing broker.

Furniture and Equipment

Furniture and equipment are stated at cost.

NOTE 1.   <u>**ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

<u>Income Taxes</u>

The Parent is a corporation with S corporation status and the Company is a single-member limited liability company that is treated, to the extent permitted by law, as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not generally record a provision for federal and state income taxes. The city of New York ("NYC") does not recognize S corporation status and the Company's results are included in the Parent's NYC tax return. Accordingly, the Company will recognize its share of the NYC tax expense incurred by the Parent. To the extent that the Company is confident of the ultimate realization of any NYC net operating loss ("NOL") available to the Parent, it will record its pro-rata share of any such NOL. In addition, the state of California imposes a tax on limited liability companies which is computed on a standalone basis.

<u>Cash and Cash Equivalents and Restricted Cash</u>

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank as well as cash and money market funds held in the Company's accounts at its clearing broker. The Company classifies its deposit that is held at its clearing broker as restricted cash.

<u>Major Customers</u>

During 2021, three of the Company's customers each accounted for more than 10% of the Company's commission revenue. In aggregate, these customers accounted for approximately 59% of total commission revenue. Each of these entities is related to the Company by common ownership, management, or employment.

<u>Uncertain Tax Positions</u>

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

<u>Fair Value Measurements</u>

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement

NOTE 1.   <u>**ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

<u>Fair Value Measurements (Continued)</u>

date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1] and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

<u>Credit Losses on Financial Instruments</u>

The credit loss methodology, Current Expected Credit Losses ("CECL"), as provided for in Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses* (Topic 326), requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, cash and cash equivalents, held-to-maturity securities and other receivables at the time the financial

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Credit Losses on Financial Instruments (Continued)

asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at cost (e.g., cash and cash equivalents, commission receivables, and due from other broker), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Subsequent Events

The Company has evaluated subsequent events occurring through February 25, 2022, the date on which this financial statement was issued. In January 2022, the Company received $100,000, as a capital contribution from Parent.

NOTE 2. **FURNITURE AND EQUIPMENT**

Furniture and equipment at December 31, 2021, consisted of the following:

Furniture and equipment	$ 69,063
Less: accumulated depreciation	(57,804)
Furniture and equipment, net	$ 11,259

NOTE 3. **RELATED-PARTY TRANSACTIONS**

Expense Sharing Arrangements

Pursuant to a cost sharing agreement (the "Agreement") between the Parent, the Company and Advisors, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company, the Parent, Advisors, and certain other affiliates of the Parent (the Parent, Advisors, and other affiliates are collectively referred to as the "Affiliates"). In addition, pursuant to the Agreement, the Company acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Affiliates. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as certain other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Affiliates are based on the estimated amount of time spent by employees on behalf of

NOTE 3. **RELATED-PARTY TRANSACTIONS (CONTINUED)**

Expense Sharing Arrangements (Continued)

the Company and the Affiliates. In addition, the Agreement provides that the allocation of other overhead costs be based primarily on the estimated usage of such services by the Company and the Affiliates.

Securities Owned

Included in "Securities owned, at fair value" in the accompanying statement of financial condition is approximately $2,400 of securities of a company in which an officer of the Company serves as a director.

Placement Services

The Company has entered into placement agent agreements (each a "Placement Agreement") with the general partner or the managing member, as the case may be, and the investment adviser (together, the "Managers"), of certain pooled investment vehicles affiliated with the Company, to act as placement agent for interests in such vehicles.

In one Placement Agreement, as compensation for these services, the managing member has agreed to pay the Company a placement fee of 35% percentage of management fee and incentive allocations earned by the Managers relating to interests in the vehicle placed by the Company.

In the remaining Placement Agreements, each Manager has agreed to pay a placement fee to the Company equaling the compensation due to the Company's employees for providing such services, plus a markup ranging from 5% to 25%. The amount due employees is based on a percentage of management fee and incentive allocations earned by the Managers relating to interests in the vehicles placed by the Company.

NOTE 4. **CONTINGENCIES**

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2021, management believes that the aggregate liability or benefit which may result from these proceedings will not be material to the Company's financial position or operating results.

COVID-19 Pandemic

The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. The impact could affect the Company's business and results of operations. There were no disruptions to business during 2021 or anticipated disruptions in the future to the operations of the business as result of the pandemic. The Company is continually monitoring the circumstances surrounding COVID-

NOTE 4.   **CONTINGENCIES (CONTINUED)**

COVID-19 Pandemic (Continued)

19, as well as the economic and market conditions to determine any future potential effects on operations.

NOTE 5.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate Indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2021, the Company had net capital of $499,369, which exceeded the Company's minimum net capital requirement of approximately $173,000. The Company's percentage of aggregate indebtedness to net capital was 519.76% as of December 31, 2021.

In 2021, the Company received capital contributions from the Parent amounting to $575,000. The Parent has stated its intent to provide capital, if needed, to support regulatory net capital requirements and operations through February 28, 2023.

NOTE 6.   **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to its clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker and by requiring customers to deposit additional collateral or reduce positions when necessary. From time to time, the Company will hold positions of securities sold but not yet purchased ("short positions"). The value of short positions are collateralized by marketable securities and cash held by the clearing broker. When entering into such transactions, the Company will be obligated to purchase the

NOTE 6.   <u>**FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)**</u>

securities at a future date and will incur a loss if the market value of the security subsequently increases prior to the Company closing its position. At December 31, 2021, the Company did not hold any short positions.

NOTE 7.   <u>**EMPLOYEE BENEFIT PLAN**</u>

The Parent adopted a 401(k) plan (the "401(k)") that will cover employees of the Company. The 401(k) permits an employer discretionary match to the plan based on either employee earnings or employee contributions to the plan. The Parent will allocate to the Company its share of the employer matching contribution, if any.

NOTE 8.   <u>**FAIR VALUE MEASUREMENTS & STRATEGIC ADVISORY AGREEMENT**</u>

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a)   Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c)   Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 8. <u>**FAIR VALUE MEASUREMENTS (CONTINUED)**</u>

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds:					
Held at clearing broker	$ 35,444	$ -	$ -	$ 35,444	(a)
Held at bank	1,301	-	-	1,301	(a)
Total money market funds	36,745	-	-	36,745	
Equity securities owned, at fair value:					
Consumer discretionary	-	9,900	142,150	152,050	(a)
Energy	85,156	-	-	85,156	(a)
Health care	-	54	-	54	(a)
Industrials	-	148	-	148	(a) (c)
Materials	108,563	-	-	108,563	(a)
Real estate	-	-	199	199	(a)
Transportation & shipping	84,948	-	-	84,948	(a)
Total equity securities owned, at fair value	278,667	10,102	142,349	431,118	
Total money market funds and securities owned	$ 315,412	$10,102	$142,349	$ 467,863	

Money market funds, as well as long equity securities included in Level 1, are valued at quoted market prices. Equity securities that have limited market activity are grouped in Level 2 and are valued at the quoted market prices.

The Company holds shares in a non-public consumer discretionary company (the "Portfolio Company"). Utilizing market comparable companies, the Company's shares of the Portfolio Company are valued at approximately $142,000 at December 31, 2021, and are included in Level 3 assets in the table above. In 2021, pursuant to an agreement (the "Consulting Agreement") with the Portfolio Company, the Company has been employed as its financial and strategic advisor and received a non-refundable engagement fee (the

NOTE 8. **FAIR VALUE MEASUREMENTS (CONTINUED)**

"Engagement Fee") of $10,000. This amount is included in "Accounts payable, accrued expenses and other liabilities" on the statement of financial condition at December 31, 2021. As provided for in the Consulting Agreement, should a transaction to acquire this entity, or substantially all of its assets occur, the Company will receive a transaction fee based on the consideration received by the Portfolio Company and the Engagement Fee will be credited against such amount.



Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
Robotti Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Robotti Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

"Citrin Cooperman" is the brand under which Citrin Cooperman & Company, LLP, a licensed independent CPA firm, and Citrin Cooperman Advisors LLC serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure. Citrin Cooperman is an independent member of Moore North America, which is itself a regional member of Moore Global Network Limited (MGNL).



4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

White Plains, New York
February 25, 2022

Robotti Securities, LLC
(A Limited Liability Company)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2021

SIPC-7 – general assessment	$ 2,042
Less amounts paid:	
July 2021	970
Amount due with Form SIPC-7	$ 1,072

SIPC Collection Agent: Securities Investor Protection Corporation

See independent accountant's agreed-upon procedures report on
schedule of assessment and payments (Form SIPC-7).